UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Equity Offering by Consolidated Subsidiary of Gazit in Canada

On May 16, 2016, First Capital Realty Inc. (“FCR”), a subsidiary of Gazit-Globe Ltd. (“Gazit”) whose financial statements are consolidated into Gazit’s and whose shares are traded on the Toronto Stock Exchange, announced an offering of 4,740,000 of its common shares in Canada at price of C$ 21.10 per share, for a total of approximately C$ 100 million of gross proceeds. FCR has provided to the underwriters of the offering a 30 day over-allotment option to purchase up to an additional 711,000 of its common shares at the offering price, which, should it be exercised, would increase the size of the total offering to approximately C$ 115 million.

As a result of the offering (and on the assumption that FCR will sell the full number of offered shares, excluding shares that may be sold pursuant to the underwriters’ over-allotment option, and since Gazit does not intend to participate in the offering), Gazit’s percentage ownership of FCR (directly and through its wholly-owned subsidiaries) will be reduced from approximately 39.19% to approximately 38.39% of FCR’s outstanding share capital (and from approximately 36.12% to approximately 35.44% on a fully-diluted basis). The offering will not have a material impact on the equity attributable to the equity holders of Gazit.

Gazit intends to report the consummation of the offering if and when it is completed.

The public offering by FCR has been made only in Canada. The sale of FCR’s common shares was not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and such common shares may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the above-described common shares.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer